

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2022

Harry Vafias
Chief Executive Officer and Director
Imperial Petroleum Inc.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece

        Re: Imperial Petroleum Inc.
            Draft Registration Statement on Form F-1
            Submitted April 21, 2022
            CIK No. 0001876581

Dear Mr. Vafias:

        This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Energy & Transportation

cc: Finn Murphy, Esq.